                            OppenheimerFunds, Inc.
                          Two World Financial Center
                        225 Liberty Street, 16th Floor
                        New York, New York 10281-1008

June 2, 2006

Via Electronic Transmission
Vincent J. DiStefano, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

      Re:         Initial Registration Statements on Form N-1A for:
            Oppenheimer Rochester Arizona Municipal Fund
            333-132778 and 811-21877
            Oppenheimer Rochester Maryland Municipal Fund
            333-132779 and 811-21878
            Oppenheimer Rochester Massachusetts Municipal Fund
            333-132781 and 811-21879
            Oppenheimer Rochester Michigan Municipal Fund
            File Nos. 333-132782 and 811-21880
            Oppenheimer Rochester Minnesota Municipal Fund
            333-132783 and 811-21881
            Oppenheimer Rochester North Carolina Municipal Fund
            333-132784 and 811-21882
            Oppenheimer Rochester Ohio Municipal Fund
            File Nos. 333-132785 and 811-21883, and
            Oppenheimer Rochester Virginia Municipal Fund
            333-132786 and 811-21884

Dear Mr. DiStefano:

         We have reviewed your comments on the initial registration statements on Form N-1A filed with the Commission on March 29, 2006 (the
"Registration Statements") for the above-named funds (the "Funds").  Our responses below are for each of the Funds listed above. However, we are seeking effectiveness for only the Oppenheimer Rochester Michigan Municipal
Fund and the Oppenheimer Rochester Ohio Municipal Fund at this time.(.)

      For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Funds use in the Registration Statements and defined terms have the meanings defined therein.

PROSPECTUS

What Do the Funds Mainly Invest in?

SEC Comment:  Please clarify whether the Funds invest in securities issued by a state or those bearing interest exempt from state taxes.

Response:  The following disclosure has been added to the second paragraph in this section to clarify that the Funds invest in securities bearing interest exempt from state taxes, including securities of issuers other than the particular state:

    Each Fund can buy municipal securities of issuers located outside of the Fund's state if the interest on such securities is not subject to federal or the Fund's state individual income tax. Securities whose interest is exempt from the taxes of a Fund's state are included for purposes of the Fund's state-specific 80% requirement discussed above, whether or not the issuer is located outside of the Fund's particular state.

SEC Comment:  Please disclose in this section that the Funds will leverage.

Response:  The last paragraph under this section has been modified to read as follows:

    Each Fund also can borrow money to purchase additional securities, a technique referred to as "leverage." Although the amount of borrowing will vary from time to time, the amount of leveraging will not exceed one-third of a Fund's total assets.

SEC Comment:  Please provide state-specific disclosure regarding securities selection and investment risks.

Response:  State-specific disclosure regarding securities selection and investment risk is discussed in the sections "How Do the Portfolio Managers
Decide What Securities to Buy or Sell?", "Special Risks of Investing
Primarily in a Single State's Municipal Securities" -"Michigan" and "Ohio",
"Risks of Non-Diversification" and "How Risky are the Funds Overall?"

SEC Comment:  Risk disclosure elsewhere in the prospectus indicates the
Funds' principal investment strategies include significant investments in derivatives.  Accordingly, please disclose in this section the Funds'
policies regarding investing in derivatives.

Response:  As you noted, the Funds do plan to invest in derivatives and may invest up to 20% of their total assets in inverse floaters.  Accordingly, the following specific disclosure with respect to the Funds' ability to invest in inverse floaters has been added to the second paragraph of this section

    Each Fund also can invest up to 20% of its total assets in inverse floaters, a variable rate obligation and form of derivative.

As disclosed in the section "Risks in Using Derivative Investments," the
Funds also may invest in other derivatives, for example, options, futures and swaps. However, the Funds do not currently plan to invest in those other types of derivative securities but may do so in the future. Investment in those types of derivatives are not principal investment strategies of the
Funds and, accordingly, disclosure has not been added to this section.
Appropriate disclosure is included elsewhere in the Prospectus.

SEC Comment:  If the Funds will invest in derivatives that are not contractually required to cash-settle, please disclose that the Funds are required to cover open positions by setting aside liquid assets equal to the contracts' full, notional value.

Response:  As requested, the following disclosure regarding segregation of assets has been added under "Risks in Using Derivative Investments":

    When the Funds invest in certain derivatives, for example, inverse floaters with "shortfall" agreements (as discussed below) and swaps, the Funds must segregate cash or readily marketable short-term debt instruments in an amount equal to the purchase price of the obligation.

SEC Comment:  Also, please disclose in this section the percentage of each
Fund's assets to be invested in junk bonds and derivatives.

Response:  With regard to "junk bonds," The first paragraph under this section has been modified to indicate that each Fund can invest "as much as 25% of its total assets" in lower-grade securities.

SEC Comment:  How much may each Fund invest in municipal securities backed by the revenues of any project, such as hospital, road or tobacco settlement bonds?  If a Fund may invest 25% or more in such a project, please identify each project and disclose the risks attendant with investing in it.

Response:    Each Fund is governed by its policy that it cannot invest more than 25% of its net assets in any one industry. The Funds are not required to have, and do not have, any policy with regard to concentration in municipal securities since, as noted in SEC Release No. IC-5785 (May 31, 1977), such securities are not within any "industry."  The following disclosure is included in the Prospectus under the section "Municipal Securities" with regard to "revenue bonds":

    Each Fund can buy municipal securities that are "general
    obligations," secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Each Fund can also buy "revenue obligations," payable only from the revenues derived from a particular facility or class of facilities, or a specific excise tax or other revenue source.

The Funds may also invest in securities which rely on both a dedicated revenue source and have a state credit enhancement consisting of an appropriation pledge. Those securities are referred to as "subject to appropriation" obligations and are not subject to the Funds' industry concentration policies.  The following disclosure has been added to the
Prospectus:

    TOBACCO RELATED BONDS.  The Funds may invest in two types of tobacco related bonds:  (i) tobacco settlement revenue bonds, for which payments of interest and principal are made solely from a state's interest in the Master Settlement Agreement ("MSA") described below, and (ii) tobacco bonds subject to a state's appropriation pledge, for which payments may come from both the MSA revenue and the applicable state's appropriation pledge.

o     Tobacco Bonds Subject to Appropriation (STA) Bonds. In addition to the tobacco settlement bonds discussed above, each Fund also may invest in tobacco related bonds that are subject to a state's appropriation pledge ("STA Tobacco Bonds").  STA Tobacco Bonds rely on both the revenue source from the MSA and a state
          appropriation pledge.

          These STA Tobacco Bonds are part of a larger category of
          municipal bonds that are subject to state appropriation.
          Although specific provisions may vary among states, "subject to appropriation bonds" (also referred to as "appropriation debt")
          are typically payable from two distinct sources: (i) a
          dedicated revenue source such as a municipal enterprise, a special tax or, in the case of tobacco bonds, the MSA funds, and (ii) from the issuer's general funds.  Appropriation debt differs from a state's general obligation debt in that general obligation debt is backed by the state's full faith, credit and taxing power, while appropriation debt requires the state to pass a specific periodic appropriation to pay interest and/or principal on the bonds as the payments come due. The
          appropriation is usually made annually.  While STA Tobacco
          Bonds offer an enhanced credit support feature, that feature is generally not an unconditional guarantee of payment by a state and states generally do not pledge the full faith, credit or taxing power of the state. The Funds consider the STA Tobacco
          Bonds to be "municipal securities" for purposes of their
          concentration policies.

We have also added the following explanatory sentence to the section "Other
Investment Restrictions - Concentration" in the Funds' SAI:

    The Manager categorizes tobacco industry related municipal bonds as either tobacco settlement revenue bonds or tobacco bonds that are subject to appropriation ("STA Tobacco Bonds").  For purposes of the
    Funds' industry concentration policies, STA Tobacco Bonds are considered to be "municipal securities", as distinguished from
    "tobacco" bonds.  As municipal securities, STA Tobacco Bonds are not within any industry and are not subject to the Funds' industry concentration policies.

SEC Comment:  If any of the Funds may invest more than 25% of assets in the securities of a state or territory other than that featured in the name of the Fund, please disclose the policy and its attendant risks in this section.

Response:  As noted above, the Funds do not have any policy with regard to concentration in municipal securities since such securities are not within any "industry." As a result, a Fund may invest more than 25% of its assets in municipal securities of states or territories other than its state if, in accordance with the Funds' 80% policies, the interest is not subject to the
Fund's state individual income tax. However, the Funds do not have any current intention of investing in the securities of another state or territory to that extent and therefore have not included any risk disclosure in that regard.

SEC Comment:  Disclosure in the SAI indicates the Funds will loan securities constituting as much as 25% of the value of each Fund's assets.  Accordingly, please disclose this policy and its attendant risks in the Prospectus.

Response:  The disclosure in the SAI indicates the Funds "may" loan securities to raise income or cash for liquidity purposes and that such lending is limited to not more than 25% of the value of each Fund's total assets.  The Funds do not currently intend to engage in securities lending but do have the ability to engage in securities lending in the event such an investment opportunity should arise in the future.  Accordingly, because securities lending is not a principal investment strategy, we do not believe it is appropriate or necessary to include disclosure on securities lending in the prospectus.

Fees and Expenses

SEC Comment:  Please remove the paragraph discussing management fees and footnotes from between the fee table and Example and insert them immediately after the Example.

Response:  Since these footnotes refer only to the fee table, and not to the
Examples, we believe that the current placement is clearer and more appropriate.

Other Investment Strategies

SEC Comment:  Will any of the Funds' other investment strategies result in taxable gains?  If so, please disclose so in this section.  Also, please disclose any percentage limits on the Funds' investments in the securities described in this section of the disclosure.

Response:  We have added the following disclosure to this section:

    To seek a higher yield, each Fund also can invest in municipal securities other than its respective state's municipal securities.
    Although any interest from those securities generally would be exempt from federal taxation, any such interest may be subject to a Fund's state personal income tax, as applicable.  Each Fund does not expect to invest a significant portion of its assets in securities that are not exempt from its respective state's personal income tax.

In addition, the section "Dividends, Capital Gains and Taxes" contains disclosure that the Funds may realize capital gains on the sale of portfolio securities although the Funds do not seek capital gains. That section also contains additional disclosure with respect to dividends and capital gains.

To the extent there are specific percentage limits on investments, those limits have been included in the disclosure. For example, under "Credit
Risk", a 25% limit on investment in junk bonds is disclosed. The section
"Borrowing for Leverage" includes disclosure of the statutory limit of one-third of a Fund's total assets. A 20% limitation also is included with respect to investments in inverse floaters.  A 15% limitation also is included with respect to investments in illiquid securities.

At What Price Are Shares Sold?

SEC Comment:  Please disclose the effects of the Funds' use of fair value pricing.  See Instruction to Item 6(a)(1) of Form N-1A.

Response:  The fourth paragraph under the section "At What Prices Are Shares
Sold" has been revised to add the following disclosure:

    Each Fund uses fair value pricing procedures to reflect what the
    Manager and the Board believes to be more accurate values for the
    Fund's portfolio securities, although it may not always be able to accurately determine such values. There can be no assurance that a
    Fund could obtain the fair value assigned to a security if it were to sell the security at approximately the same time at which the Fund determines its NAV per share.

SEC Comment:  Please disclose how an investor may know whether an agent has been appointed by the Distributor to receive a purchase order.

Response:  The paragraph with the heading "At What Prices Are Shares Sold"
has been revised to add the following sentence:

    Your financial adviser can provide you with more information regarding the time you must submit your purchase order and whether the adviser is an authorized agent for the receipt of purchase orders.

SEC Comment:  Please delete "significant" from the first sentence of the fourth paragraph under the heading "Net Asset Value."

Response:  The disclosure has been revised accordingly.

The Offering Price

SEC Comment:  Please define the term "in good order" when it is first used in this section.

Response:  The first sentence in the paragraph with the subheading, "The
Offering Price" has been revised to delete the term "in good order" and to reflect the following:

    To receive the offering price for a particular day, in most cases the distributor or its designated agent must receive your order, in proper form as described in this Prospectus, by the time the NYSE closes that day.

Buying Through a Dealer

SEC Comment:  The paragraph titled "Buying through a Dealer" is unclear in that it does not specify whether the dealers in question are "authorized" or not.  Also, to the extent the paragraph suggests that orders placed with a dealer prior to 4:00 p.m. may not receive that day's offering price, it appears to be contrary to Rule 22c-1 under the Investment Company Act of 1940
("1940 Act").

Response:  The paragraph with the subheading "Buying Through a Dealer" has been replaced with the following:

    Buying Through a Dealer. If you buy shares through an authorized dealer, your dealer must receive the order by the close of the NYSE (normally 4:00 p.m.). The dealer must transmit it to the Distributor so that it is received before the
            Distributor's close of business on a regular business day
            (normally 5:00 p.m.), unless your dealer has made alternative arrangements with the Distributor. If your order is received on a day when the NYSE is closed or after it is closed, the order will receive the next offering price that is
            determined.

How to Sell Shares

SEC Comment:  Why must redemption orders be accepted only by the Transfer
Agent, rather than the Fund or its agents?  Also, please disclose when orders must be received, and by whom, in order to receive that day's price.

Response:  The second sentence of the paragraph immediately following the heading "How to Sell Shares" has been revised as follows:

    Your shares will be sold at the next asset value calculated after your order is received by the Distributor or your authorized financial intermediary, in proper form (which means that it must comply with the procedures described below) and is accepted by the
    Transfer Agent.

Can You Sell Shares Through Your Dealer?

SEC Comment:  Please clarify what is meant by the assertion that brokers or dealers may charge shareholders for selling shares.  Is this an additional sales load?  How does this arrangement comply with the requirements of Rules
22c-1 and 22d-1 under the 1940 Act?

Response:  The second sentence of the paragraph with the subheading "Can You
Sell Shares through Your Dealer" has been revised as follows to reflect that the charge in question is a processing fee, not a sales charge:

    Brokers or Dealers may charge a processing fee for that service.

Distribution and Service (12b-1) Plans

SEC Comment:  In the event the Distributor incurs costs greater than the
0.25% of the average annual net assets of Class A shares of the Funds, will the Distributor carry forward the unreimbursed expenses?  If so, please disclose here.

Response:  Any unreimbursed expenses the Distributor incurs with respect to
Class A shares in any fiscal year cannot be recovered in subsequent years. We have included this information in the Funds' Statement of Additional
Information.

Are There Limitations on Frequent Purchases, Redemptions and Exchanges?

SEC Comment:  Please delete the penultimate sentence of the paragraph that discusses timing of exchanges, as the transfer agent is not permitted to delay reinvestment of exchange proceeds.  Also, please note that any such proceeds must be invested at the net asset value next calculated after the request is received by a Fund or its agent, irrespective of delays by the agent in transmitting requests for reimbursements of proceeds.
Alternatively, please state the legal basis for the delay.

Response:  An exchange request will be redeemed at the next net asset value calculated after the request is received. However, the Fund may delay the transmission of the redemption proceeds to the new fund for a period of up to seven days, as permitted under Section 22(e) of the Investment Company Act.
The disclosure describes this policy.

SEC Comment:  Please explain the meaning of "terminate trading activity" as used in the disclosure pertaining to timing of exchanges.

Response:  The paragraph discussing the Transfer Agent's ability to
"terminate trading activity" has been revised to clarify the disclosure as follows:

    The Transfer Agent may, in its discretion, limit or terminate purchases or exchanges by any person, group or account that it believes would be disruptive, even if the activity has not exceeded the policy outlined in this Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

Other Investment Restrictions

SEC Comment:  Please explain the meaning of the phrase "except to the extent permitted under the Investment Company Act," as it pertains to the Funds'
fundamental policies on borrowing money, making loans, investing in real estate and commodities and underwriting.

Response:  We have added the following disclosure to the section "Other
Investment Restrictions - Does the Fund Have Additional Fundamental
Policies?":

    Currently, under the Investment Company Act, a mutual fund may borrow only from banks and the maximum amount it may borrow is up to one-third of its total assets (including the amount borrowed less all liabilities and indebtedness other than borrowing), except that a fund may borrow up to 5% of its total assets for temporary purposes from any person. Under the Investment Company Act, there is a rebuttable presumption that a loan is temporary if it is repaid within 60 days and not extended or renewed. Also, presently under the
    Investment Company Act the Fund may lend its portfolio securities in an amount not to exceed 33 1/3 percent of the value of its total assets. In addition, currently the Investment Company Act requires a mutual fund to have fundamental investment policies governing investments in real estate and commodities. Presently, under the
    Investment Company Act a registered mutual fund cannot make any commitment as an underwriter, if immediately thereafter the amount of its outstanding underwriting commitments, plus the value of its investments in securities of issuers (other than investment companies) of which it owns more than ten percent of the outstanding voting securities, exceeds twenty-five percent of the value of its total assets.

SEC Comment:  Please disclose that a Fund may not concentrate 25% or more of its investments in any one industry or group of industries.

Response:  The disclosure has been revised  to indicate that a Fund may invest more than 25% of its assets in a "group of industries," consistent with Section 8(b)(1)(E) of the Investment Company Act.

The Funds' current policy states that each Fund cannot invest "more than 25%"
of its net assets in any one industry. We have not changed the disclosure to refer to "25% or more" of a Fund's assets since, consistent with prior interpretations of the SEC staff, we believe that a Fund can invest exactly
25% of its assets in an industry and not be deemed to be concentrated in that industry. For example, although no longer in effect, former Guide 19 to Form
N-1A stated that "[i]t is the position of the staff that investment . . . of more than 25 percent of the value of a registrant's assets in any one industry represents concentration."

SEC Comment:  Please disclose whether the Funds have any non-fundamental policies regarding investing for control purposes?

Response:  The Funds do not have any investment policies with respect to investing for control purposes. The Funds do not have any current intention of investing for the purposes of exercising control of a company, however we do not believe it is necessary to disclose a policy of which the Funds do not intend to engage (i.e., a "negative strategy"). There is no requirement that we know of under the Investment Company Act or Form N-1A that would require such disclosure.

      The Fund is filing a pre-effective amendment reflecting these changes and is requesting acceleration of the effective date only for Oppenheimer
Rochester Michigan Municipal Fund and Oppenheimer Rochester Ohio Municipal
Fund at this time.

      The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please direct any questions you may have regarding the amendment or this letter to the undersigned at 212-323-5089.

                                          Sincerely,

                                          /s/ Nancy S.
                                          Vann
                                          Nancy S. Vann
                                          Vice President and Assistant Counsel

cc:  Board I Board of Trustees
     Ronald M. Feiman, Esq.
     Douglas E. McCormack, Esq.
     Phillip S. Gillespie, Esq.
     Taylor V. Edwards, Esq.
     Dennis Hess
     Scott Huebl
     Gloria LaFond
     Michael Keogh
     Randy Legg, Esq.
     Brian Petersen
     Brian Wixted
     Robert Zack, Esq.